03 DEC -9 AM 7:21

ALLGREEN PROPERTIES LIMITED

MEMORANDUM

To : Directors
Allgreen Properties Limited

From : Company Secretary

Date : 27 November 2003

Re : Allgreen Properties Limited – Third Quarter 2003 Financial Statement

---

We forward herewith a copy of the Third Quarter 2003 Financial Statement released this evening for your information.

Regards,

Isoo Tan

enc

1 Kim Seng Promenade #05-02 Great World City S237994 Tel: 6733 2822 Fax: 6738 3800 Telex: RS 22823 KHOKS

File No. 82-4959

cc: U.S. Securities and Exchange Commission
Attn: Ms Rani Doyle

File No. 82-4959

MASNET No. 37 OF 27.11.2003
Announcement No. 37

ALLGREEN PROPERTIES LIMITED

THIRD QUARTER 2003 FINANCIAL STATEMENTS ANNOUNCEMENT

3Quarter_Results.pd

Submitted by Ms Isoo Tan, Company Secretary on 27/11/2003 to the SGX

ALLGREEN PROPERTIES LIMITED

Third Quarter 2003 Financial Statements Announcement

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

GROUP PROFIT AND LOSS ACCOUNTS FOR THE:

	3rd Quarter ended 30 September			9 months ended 30 September		
	2003	2002	Change	2003	2002	Change
	S$'000	S$'000	%	S$'000	S$'000	%
Revenue	**126,226**	**72,488**	**74.13**	**290,044**	**401,576**	**(27.77)**
Cost of sales	(81,053)	(41,876)	93.55	(177,132)	(251,188)	(29.48)
Gross profit	**45,173**	**30,612**	**47.57**	**112,912**	**150,388**	**(24.92)**
Other operating income including interest income	767	1,128	(32.00)	2,947	2,988	(1.37)
Distribution and selling expenses	(758)	(1,006)	(24.65)	(2,429)	(3,432)	(29.22)
Administrative expenses	(3,385)	(3,795)	(10.80)	(10,341)	(11,640)	(11.16)
Depreciation	(1,769)	(1,990)	(11.11)	(5,280)	(6,232)	(15.28)
Other operating expenses	(422)	(442)	(4.52)	(1,198)	(1,121)	6.87
Profit from operations	**39,606**	**24,507**	**61.61**	**96,611**	**130,951**	**(26.22)**
Interest expense	(3,155)	(4,646)	(32.09)	(11,592)	(14,174)	(18.22)
Other finance costs	(82)	(80)	2.50	(240)	(236)	1.69
Share of results of associated companies	37	78	(52.56)	86	19	352.63
Profit before taxation	**36,406**	**19,859**	**83.32**	**84,865**	**116,560**	**(27.19)**
Taxation	(7,814)	(5,409)	44.46	(17,653)	(20,301)	(13.04)
Profit after taxation but before minority interests	**28,592**	**14,450**	**97.87**	**67,212**	**96,259**	**(30.18)**
Minority interests	(4,665)	(2,867)	62.71	(7,592)	(13,647)	(44.37)
Profit attributable to shareholders	**23,927**	**11,583**	**106.57**	**59,620**	**82,612**	**(27.83)**

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

BALANCE SHEETS AS AT:

	Group		Company	
	30/09/03	31/12/02	30/09/03	31/12/02
	S$'000	S$'000	S$'000	S$'000
Property, plant and equipment	187,150	185,215	492	501
Investment properties	1,236,750	1,236,750	-	-
Subsidiary companies	-	-	1,667,253	1,680,659
Associated companies	5,509	5,640	3,510	3,510
Current Assets				
Stocks	232	351	-	-
Development properties	1,223,988	1,295,707	-	-
Trade debtors	34,577	173,567	54	-
Other debtors	56,898	36,197	272	277
Bank and cash balances	118,628	141,719	762	357
Total current assets	1,434,323	1,647,541	1,088	634
Total assets	**2,863,732**	**3,075,146**	**1,672,343**	**1,685,304**
Share capital	525,021	525,000	525,021	525,000
Reserves	646,728	675,374	324,787	353,433
Retained profits	438,975	379,355	513,018	505,828
	1,610,724	1,579,729	1,362,826	1,384,261
Minority interests	310,596	305,310	-	-
Long-term borrowings	606,820	785,144	-	-
Rental deposits	8,113	7,619	-	-
Deferred taxation	36,536	49,126	-	-
Current liabilities				
Trade creditors	52,619	68,295	2,017	9,306
Rental deposits	5,419	6,516	-	-
Other creditors	240	366	-	-
Advances from subsidiary companies	-	-	302,422	177,706
Advances from associated companies	1,806	935	1,645	605
Provision for taxation	37,424	38,441	3,433	2,376
Borrowings	193,435	233,665	-	111,050
Total current liabilities	290,943	348,218	309,517	301,043
Total equity and liabilities	**2,863,732**	**3,075,146**	**1,672,343**	**1,685,304**

1(b)(ii) Aggregate amount of group's borrowings and debt securities

Amount repayable in one year or less, or on demand

As at 30/9/2003 (S$'000)		As at 31/12/2002 (S$'000)	
Secured	Unsecured	Secured	Unsecured
178,558	14,877	110,346	123,319

Amount repayable after one year

As at 30/9/2003 (S$'000)		As at 31/12/2002 (S$'000)	
Secured	Unsecured	Secured	Unsecured
606,820	-	785,144	-

Details of any collateral

Borrowings are secured by the following:

a) a deed of debenture creating fixed and floating charges on certain subsidiary companies' assets;
b) a deed of assignment of rental proceeds and all monies standing to the credit of the project accounts, rental and sale proceeds accounts of certain subsidiary companies;
c) first legal mortgages on certain subsidiary companies' investment and development properties and assignment of all rights, titles and interests on all sale and tenancy agreements, building agreements, construction contracts, guarantees, performance bonds, insurance policies and any other contracts in respect of the investment and development properties of certain subsidiary companies; and
d) corporate guarantees given by the Company and the minority shareholders of certain subsidiary companies.

1(c) **A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year**

CONSOLIDATED CASHFLOW STATEMENTS FOR THE:

	3rd Quarter ended 30 September		9 months ended 30 September	
	2003	2002	2003	2002
	S$'000	S$'000	S$'000	S$'000
CASH FLOWS FROM OPERATING ACTIVITIES				
Net profit before taxation	36,406	19,859	84,865	116,560
Adjustments for:				
Share of results of associated companies	(37)	(78)	(86)	(19)
Provision for diminution in value of development properties written back	(2,802)	(1,223)	(7,053)	(15,908)
Depreciation of property, plant and equipment	1,769	1,990	5,280	6,232
Gain/(loss) on disposal of property, plant and equipment (net)	2	-	2	(13)
Interest income	(232)	(143)	(840)	(402)
Interest expense	3,155	4,646	11,592	14,174
Deficit on liquidation of an associated company	-	28	-	28
Operating profit before working capital changes	**38,261**	**25,079**	**93,760**	**120,652**
Decrease in stocks	36	316	119	103
Decrease in development properties	50,028	6,797	85,040	130,587
(Increase)/decrease in trade and other debtors	(22,739)	13,070	118,289	(144,087)
(Decrease)/increase in trade and other creditors	(7,622)	5,843	(15,802)	2,336
Decrease in rental deposits	(590)	(209)	(603)	(516)
Cash generated from operations	**57,374**	**50,896**	**280,803**	**109,075**
Interest paid	(5,303)	(6,345)	(19,958)	(24,689)
Income tax paid	(12,076)	(3,892)	(31,231)	(11,815)
Net Cash generated from operating activities	**39,995**	**40,659**	**229,614**	**72,571**
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from disposal of property, plant and equipment	-	2	21	35
Proceeds from liquidation of an associated company	-	20	-	20
Additions to property, plant and equipment	(3,091)	(384)	(7,238)	(1,144)
Dividends received from associated companies	168	156	168	156
Dividends paid - by Company	-	-	(28,665)	(24,570)
Dividends paid - to minority shareholders	(382)	-	(382)	-
Interest received	232	143	840	402
Net Cash used in investing activities	**(3,073)**	**(63)**	**(35,256)**	**(25,101)**
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from issue of shares	40	-	40	-
Funds from/(to) minority shareholders	12,979	6,267	(1,924)	11,065
Funds from associated companies	181	370	891	570
Reduction in borrowings	(81,510)	(47,760)	(212,690)	(49,820)
Net Cash used in financing activities	**(68,310)**	**(41,123)**	**(213,683)**	**(38,185)**
Net (decrease)/increase in cash and cash equivalents	**(31,388)**	**(527)**	**(19,325)**	**9,285**
Cash and cash equivalents as at the beginning of the period	150,016	80,964	137,953	71,152
Cash and cash equivalents as at the end of the period	**118,628**	**80,437**	**118,628**	**80,437**

1(d)(i) **A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year**

STATEMENTS OF CHANGES IN EQUITY FOR THE THIRD QUARTER ENDED 30 SEPTEMBER:

	Share capital $'000	Revaluation reserve $'000	Share premium $'000	Retained profits $'000	Total $'000
Group					
Balance as at 1/7/2002	525,000	337,984	324,768	394,931	1,582,683
Net profit for the period	-	-	-	11,583	11,583
Balance as at 30/9/2002	**525,000**	**337,984**	**324,768**	**406,514**	**1,594,266**
Balance as at 1/7/2003	525,000	321,941	324,768	415,048	1,586,757
Net profit for the period	-	-	-	23,927	23,927
Issue of shares under the Allgreen Share Option Scheme 2002	21	-	19	-	40
Balance as at 30/9/2003	**525,021**	**321,941**	**324,787**	**438,975**	**1,610,724**
Company					
Balance as at 1/7/2002	525,000	-	324,768	529,232	1,379,000
Net profit for the period	-	-	-	418	418
Balance as at 30/9/2002	**525,000**	**-**	**324,768**	**529,650**	**1,379,418**
Balance as at 1/7/2003	525,000	-	324,768	509,607	1,359,375
Net profit for the period	-	-	-	3,411	3,411
Issue of shares under the Allgreen Share Option Scheme 2002	21	-	19	-	40
Balance as at 30/9/2003	**525,021**	**-**	**324,787**	**513,018**	**1,362,826**

1(d)(i) **A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

STATEMENTS OF CHANGES IN EQUITY FOR THE NINE MONTHS ENDED 30 SEPTEMBER:

	Share capital $'000	Revaluation reserve $'000	Share premium $'000	Dividend reserve $'000	Retained profits $'000	Total $'000
Group						
Balance as at 1/1/2002						
- As previously reported	525,000	310,034	324,768	23,783	352,639	1,536,224
- Effect due to changes in accounting policies	-	27,950	-	-	(27,950)	-
- As Restated	525,000	337,984	324,768	23,783	324,689	1,536,224
Net profit for the period	-	-	-	-	82,612	82,612
Dividend paid for the previous year	-	-	-	(23,783)	(787)	(24,570)
Balance as at 30/9/2002	525,000	337,984	324,768	-	406,514	1,594,266
Balance as at 1/1/2003	525,000	321,941	324,768	28,665	379,355	1,579,729
Net profit for the period	-	-	-	-	59,620	59,620
Dividend paid for the previous year	-	-	-	(28,665)	-	(28,665)
Issue of shares under the Allgreen Share Option Scheme 2002	21	-	19	-	-	40
Balance as at 30/9/2003	525,021	321,941	324,787	-	438,975	1,610,724
Company						
Balance as at 1/1/2002	525,000	-	324,768	23,783	516,623	1,390,174
Net profit for the period	-	-	-	-	13,814	13,814
Dividend paid for the previous year	-	-	-	(23,783)	(787)	(24,570)
Balance as at 30/9/2002	525,000	-	324,768	-	529,650	1,379,418
Balance as at 1/1/2003	525,000	-	324,768	28,665	505,828	1,384,261
Net profit for the period	-	-	-	-	7,190	7,190
Dividend paid for the previous year	-	-	-	(28,665)	-	(28,665)
Issue of shares under the Allgreen Share Option Scheme 2002	21	-	19	-	-	40
Balance as at 30/9/2003	525,021	-	324,787	-	513,018	1,362,826

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

During the 3rd quarter ended 30 September 2003, the issued share capital was increased as follows:

	$'000
Issued share capital as at 1/7/2003	525,000
Issue of ordinary shares of S$0.50 each under the Allgreen Share Option Scheme 2002	21
Issued share capital as at 30/9/2003	525,021

As at 30 September 2003, there were 11,008,000 unissued shares of $0.50 each under the Allgreen Share Option Scheme 2002.

2. Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

The figures have not been audited.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

The Group has applied the same accounting policies and methods of computation in the financial statements for the current financial period as compared with the audited financial statements for the year ended 2002.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, which has changed, as well as the reasons for, and the effect of, the change

Not applicable.

6. Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

	Group 3rd Quarter ended 30 September		Group 9 months ended 30 September	
	2003	2002	2003	2002
Earnings per ordinary share (cents)				
- Basic	2.28	1.10	5.68	7.87
- Diluted	2.28	1.10	5.68	7.86

7. Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding year

	Group		Company	
	30/09/03	31/12/02	30/09/03	31/12/02
	S$	S$	S$	S$
Net asset value per ordinary share on issued share capital at the end of the period	1.53	1.50	1.30	1.32

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on**

3Q 2003 vs 3Q 2002

The Group's revenue increased by 74.13% to S$126.2 million in 3Q 2003 from S$72.5 million in 3Q 2002. *This was largely due to higher sales recognition in respect of previously launched projects.* These projects are Queens at Stirling Road, Pavilion Park (Phase 1B) at Bukit Batok and Kerrisdale at Beatty Road.

Notwithstanding the higher revenue for 3Q 2003, the distribution and selling expenses were lower. This is because in the absence of new launches in the quarter, the associated higher marketing expenses were not incurred. The lower administrative expenses were mainly due to a cost tightening exercise introduced at Traders Hotel as it was still recovering from the aftermath of SARS.

Depreciation was lower in 3Q 2003 because certain assets have been fully depreciated. Interest expense was lower due to lower borrowings and lower interest rates.

The higher revenue and lower expenses resulted in the Group's profit attributable to shareholders improving to S$23.9 million in 3Q 2003 from S$11.6 million in 3Q 2002.

9 months 2003 vs 9 months 2002

In view of economic uncertainties, the Group deferred new launches during the first 9 months of 2003. This, coupled with lower sales recognition of development properties over the 9 months period largely accounted for the 27.77% drop in revenue for the 9 months ended 30 September 2003, as compared to the same period last year.

Accordingly, the Group's profit attributable to shareholders declined to S$59.6 million in 9 months of 2003 from S$82.6 million in the corresponding period of 2002.

However, the Group had pared down its borrowings to S$800.3 million as at 30/9/2003 from S$1,018.8 million as at 31 December 2002, resulting in an improvement in the gearing of 0.35 from 0.47.

9. **Where a forecast, or a prospect statement, has been previously disclosed to shareholders, the issuer must explain any variance between it and the actual results**

Our reported results for 3Q 2003 are in line with the prospect statement made in the mid-year announcement of a profitable 2H 2003.

10. A commentary at the date of the announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

Whilst there are recent signs of an improvement in the economic environment, it is still uncertain whether this can lead to a recovery in the property market in the 4th quarter of 2003 and the next year. Conditions will remain challenging.

We launched the 232-unit Baywater Condominium at Bedok Reservoir Road / Bedok North Avenue 3 on 6 November 2003. We are also on track to launch Cherry Gardens at Lorong Ong Lye and The Shaughnessy at Miltonia Close / Yishun Avenue 1 in the next 6 months, if market conditions permit.

11. Dividend

(a) Current Financial Period Reported On
Any dividend recommended for the current financial period reported on ? No

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding year? No

(c) Date payable

Not applicable.

(d) Books closing date

Not applicable.

12. If no dividend has been declared/recommended, a statement to that effect

No dividend has been declared or recommended for the 9 months ended 30 September 2003.

BY ORDER OF THE BOARD
MS ISOO TAN
COMPANY SECRETARY
27/11/2003